Exhibit 99.5

Satyam Computer Services Limited

Description of Business

Satyam Computer Services Limited and its consolidated subsidiaries, Joint Ventures and Associates (hereinafter referred to as “Satyam”) are engaged in providing information technology services, Internet services , developing software products and business process outsourcing

Satyam Computer Services Limited (hereinafter referred to as “Satyam Computer Services”) is an information technology (“IT”) services provider that uses a global infrastructure to deliver value-added services to its customers, to address IT needs in specific industries and to facilitate electronic business, or eBusiness, initiatives. Satyam Computer Services was incorporated on June 24, 1987 in Hyderabad, Andhra Pradesh, India. Satyam Computer Services has offshore development centers located throughout India that enable it to provide high quality and cost-effective solutions to clients. It also has offsite centers located in the United States, United Kingdom, Germany, Singapore, Malaysia, Australia, Japan and Dubai. The range of services offered by it, either on a “time and material” basis or “fixed price”, includes consulting, systems design, software development, system integration and application maintenance. Satyam Computer Services offers a comprehensive range of IT services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services has established a diversified base of corporate customers in a wide range of industries including insurance, banking and financial services, manufacturing, telecommunications, transportation and engineering services.

Sify Ltd (hereinafter referred to as “Sify”), former subsidiary of Satyam Computer Services, is engaged in providing various services, such as Corporate Network and Technology Services, E-Business Services, Internet Access Services, Online Portal and Content Offerings.

Vision Compass Inc., (hereinafter referred to as “VC”), a wholly owned subsidiary of Satyam Computer Services, is engaged in the development and marketing of computer software for tracking, measuring, collaborating around and gaining intelligence from key business performance indicators.

Nipuna Services Limited (“Nipuna”) a wholly owned subsidiary of Satyam Computer Services is engaged in providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Statement on Significant Accounting Policies

a)	Basis of Consolidation

The Consolidated Financial Statements include the accounts of Satyam Computer Services and its subsidiary undertakings. Subsidiary undertakings are those companies in which Satyam Computer Services, directly or indirectly, has an interest of more than one half of the voting power or otherwise has power to exercise control over the operations. Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date of disposal.

All inter company transactions, balances and unrealized surpluses and deficits on transactions between Group companies are eliminated. Consistency in adoption of accounting polices among all group companies is ensured to the extent practicable. Separate disclosure is made of minority interest.

Investments in Business entities over which the company exercises joint control are accounted for using the proportionate consolidation except where the control is considered to be temporary. Investment in associates are accounted for using the equity method.

On occasion, a subsidiary or associated company accounted for by the equity method (“offering company”) may issue its shares to third parties as either a public offering or private placement at per share amounts in excess of or less than Satyam’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the dilution of interest are recorded as Capital Reserve/Goodwill. Gain or losses arising on the direct sales by Satyam of its investment in its

Satyam Computer Services Limited

subsidiaries or associated companies to third parties are transferred to Profit and Loss Account. Such gains or losses are the difference between the sale proceeds and net carrying value of investments.

Minority Interest in subsidiaries represents the minority shareholders proportionate share of net assets and the net income of Satyam’s majority owned subsidiaries.

b)	Use of Estimates

The preparation of the financial statements in conformity with the GAAP requires that the management makes estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities as at the date of the financial statements, and the reported amounts of revenue and expenses during the reported year. Actual results could differ from those estimates.

c)	Revenue Recognition

i)	IT Services

Revenue from professional services consist primarily of revenue earned from services performed on a “time and material” basis. The related revenue is recognized as and when the services are performed. Satyam Computer Services also performs time bound fixed-price engagements, under which revenue is recognized using the percentage of completion method of accounting. The cumulative impact of any revision in estimates of the percentage of work completed is reflected in the year in which the change becomes known. Provisions for estimated losses on such engagements are made during the year in which a loss becomes probable and can be reasonably estimated.

Amounts received or billed in advance of services performed are recorded as unearned revenue. Unbilled revenue, included in debtors, represents amounts recognized based on services performed in advance of billing in accordance with contract terms.

Unearned revenue is calculated on the basis of the unutilized period of time at the Balance Sheet and represents revenue which is expected to be earned in future periods in respect of internet, e-mail services, electronic data interchange and web hosting services.

ii)	Business Process Outsourcing

Revenue from per engagement services is recognized based on the number of engagements performed. Revenues from per time period services are recognized based on the time incurred in providing services at contracted rates. Revenue from per incident services is based on the performance of specific criteria at contracted rates.

d)	Foreign Currency Transactions/Translations

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities denominated in foreign currency are translated at the rates of exchange at the balance sheet date and resultant gain or loss is recognised in the profit and loss account. In case of forward contracts, the difference between the forward rate and the exchange rate at the inception of a forward exchange contract is recognised as income or expense over the life of the contract.

Foreign Branches:

All revenue and expense transactions during the year are reported at average rate. Monetary assets and liabilities are translated at the rate prevailing on the balance sheet date whereas non-monetary assets and liabilities are translated at the rate prevailing on the date of the transaction.

For the purpose of consolidation, Satyam adopts International Accounting Standard (IAS) 21 – “the effects of changes in Foreign exchange rates” for the translation of balances of non-Indian subsidiaries.

Satyam Computer Services Limited

Assets and Liabilities of non-Indian subsidiaries are translated at the year end exchange rate, fixed assets at the historical rates , Income and expenditure are translated at the average rate during the period. The resultant translation adjustment is reflected as a separate component of shareholders’ funds as a ‘Currency Translation Reserve’.

e)	Fixed Assets

Fixed assets are stated at actual cost less accumulated depreciation. The actual cost capitalized includes material cost, freight, installation cost, duties and taxes, finance charges and other incidental expenses incurred during the construction/installation stage.

Gains/losses arising on foreign exchange liabilities incurred for the purpose of acquiring fixed assets are adjusted in the carrying amount of the respective fixed assets.

Depreciation on fixed assets is computed on the straight line method over their estimated useful lives at the rates which are higher than the rates prescribed under Schedule XIV of the Companies Act, 1956. Individual assets acquired for less than Rs. 5,000 are entirely depreciated in the year of acquisition.

The cost of and the accumulated depreciation for fixed assets sold, retired or otherwise disposed off are removed from the stated values and the resulting gains and losses are included in the profit and loss account.

Costs of application software for internal use are generally charged to revenue as incurred due to its estimated useful lives being relatively short, usually less than one year.

The estimated useful lives are as follows:

Estimated useful lives

Buildings	28 years
Computers	2 years
Plant and Machinery (Other than Computers)	5 years
Software — used in Development for Projects	3 years
Office Equipment	5 years
Furniture, Fixtures and Interiors	5 years
Vehicles	5 years
Leasehold improvements	Shorter of lease period or
estimated useful lives

Depreciation on assets acquired under a finance lease is provided using the straight-line method over the shorter of the lease term or the useful life of the asset

Assets under installation or under construction as at the Balance sheet date are shown as capital work in progress. Advances paid towards acquisition of assets are also included under capital work in progress.

f)	Goodwill and Other Intangible Assets

Goodwill represents the difference between the purchase price and the book value of assets and liabilities acquired. Goodwill is amortized over the useful life of the asset. The goodwill is reviewed for impairment whenever events or changes in business circumstances indicate the carrying amount of assets may not be fully recoverable. If impairment is indicated, the asset is written down to its fair value.

g)	Investments

Investments are classified into current investments and long-term investments. Current investments are carried at the lower of cost or fair value. Any reduction in carrying amount and any reversals of such

Satyam Computer Services Limited

reductions are charged or credited to the profit and loss account. Long-term investments are carried at cost less provision made to recognize any decline, other than temporary, in the value of such investments.

h)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost of hardware and software purchased for the purpose of resale is determined using the first-in-first-out method. Inventory of compact discs used for internet service activities is stated at the weighted average cost.

i)	Employee Benefits

Contributions to defined Schemes such as Provident Fund, Employee State Insurance Scheme and Superannuation are charged as incurred on accrual basis. Satyam Computer Services also provides for other retirement benefits in the form of gratuity and leave encashment based on actuarial valuation made by independent actuary as at the balance sheet date.

Sify provides for gratuity, a defined benefit retirement Plan (the Gratuity Plan) encompassing all employees. The Gratuity Plan commenced on April 1, 1997. The Plan provides a lump sum payment to vested employees at retirement or termination of employment in an amount based on the respective employee’s salary and the years of employment with Sify. Sify contributes each year to a Gratuity Fund administered by the Life Insurance Corporation of India.

No additional contributions are required to be made by Sify in excess of the unpaid contributions to the plan. Provision for leave encashment is made by Sify based on the unavailed leave to the credit of employees in accordance with the service rules of Sify computed on the basis of the basic salary drawn by the employee.

j)	Taxes on Income

Tax expense for a year comprises of current tax and deferred tax. Current taxes are measured at the amounts expected to be paid using the applicable tax rates and tax laws. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the year of change. Deferred tax assets and deferred tax liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry forwards.

k)	Earnings Per Share

The earnings considered in ascertaining Satyam’s EPS comprises the net profit after tax (and includes the post tax effect of any extra ordinary items). The number of shares used in computing Basic EPS is the weighted average number of shares outstanding during the year. The number of shares used in computing Diluted EPS comprises of weighted average shares considered for deriving Basic EPS, and also the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as at the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. average market value of the outstanding shares). The number of shares and potentially dilutive shares are adjusted for share splits/reverse share splits and bonus shares, as appropriate.

l)	Associate Stock Option Scheme

Stock options granted to the employees under the stock option schemes established after June 19, 1999 are evaluated as per the accounting treatment prescribed by Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999 issued by Securities and Exchange Board of India. Accordingly the excess of market value of the stock options as on the date of grant over the exercise price of the options is recognized as deferred employee compensation and is charged to profit and loss

Satyam Computer Services Limited

account on straight-line method over the vesting period of the options. The un-amortized portion of the cost is shown under Reserves and Surplus.

m)	Research and Development

Revenue expenditure incurred on research and development is charged to revenue in the year it is incurred. Assets used for research and development activities are included in fixed assets.

n)	Miscellaneous Expenditure

Miscellaneous expenditure is charged to profit and loss account in the year it is incurred irrespective of its enduring benefit available in future.

Satyam Computer Services Limited
Consolidated Balance Sheet as at September 30, 2003

	Rs. in lakhs

		As at	As at	As at
	Schedule	30.09.2003	30.09.2002	31.03.2003
	Reference	(Unaudited)	(Unaudited)	(Audited)

I. Sources of Funds :
1. Shareholders’ Funds
(a) Share Capital	1	6,290.93	6,290.82	6,290.86
(b) Share Application Money		5.33	—	—
(c) Reserves and Surplus	2	233,930.63	204,048.89	213,534.45

		240,226.89	210,339.71	219,825.31
2. Minority Interest	3	—	12,506.75	—
3. Loan Funds
(a) Secured Loans	4	1,122.45	883.31	752.80
(b) Unsecured Loans		228.90	—	1,188.50
4. Deferred Tax Liabilities (net)	5	—	36.61	—

		241,578.24	223,766.38	221,766.61

II. Application of Funds :
1. Fixed Assets
(a) Gross Block	6	83,768.27	164,375.24	80,601.44
(b) Less: Depreciation		55,130.56	113,231.75	49,434.80

(c) Net Block		28,637.71	51,143.49	31,166.64
(d) Capital Work in Progress		3,005.70	3,093.31	2,867.11
		31,643.41	54,236.80	34,033.75

2. Investments	7	8,807.78	3,221.17	10,638.64
3. Deferred Tax Assets (net)	5	710.05	—	344.60
4. Current Assets, Loans and Advances
(a) Inventories	8	88.94	308.02	111.12
(b) Sundry Debtors	9	52,621.49	51,205.07	49,151.64
(c) Cash and Bank Balances	10	164,011.12	135,485.53	153,486.39
(d) Loans and Advances	11	7,056.57	12,839.15	6,219.80
(e) Other Current Assets - Interest Accrued on Fixed Deposits		5,388.15	217.54	1,852.64

		229,166.27	200,055.31	210,821.59
Less: Current Liabilities and Provisions
(a) Liabilities	12	19,320.25	25,421.97	17,221.80
(b) Provisions	13	9,429.02	8,324.93	16,850.17

		28,749.27	33,746.90	34,071.97

Net Current Assets		200,417.00	166,308.41	176,749.62

		241,578.24	223,766.38	221,766.61

Notes to Accounts	19

The schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Balance Sheet.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President - Finance	& Company Secretary)

Place : Secunderabad
Date : October 23, 2003

Satyam Computer Services Limited
Consolidated Profit and Loss Account for the Quarter and Half Year Ended September 30, 2003

	Rs. in Lakhs

		Quarter ended	Quarter Ended	Half Year Ended	Half Year Ended	Year Ended
	Schedule	30.09.2003	30.09.2002	30.09.2003	30.09.2002	31.03.2003
	Reference	(Unaudited)	(Unuadited)	(Unaudited)	(Unaudited)	(Audited)

Income
- Services		58,705.23	55,666.72	115,222.23	107,086.99	219,917.23
- Sale of Hardware and Software		1,662.86	732.60	1,717.23	1,520.61	2,278.58
Other Income	14	3,143.27	975.27	4,221.12	2,143.44	3,958.15

		63,511.36	57,374.59	121,160.58	110,751.04	226,153.96

Expenditure
Personnel Expenses	15	30,817.53	27,068.71	58,807.32	52,746.61	107,033.45
Cost of Software and Hardware sold	16	16.09	593.74	36.60	1,210.66	1,639.68
Operating and Administration Expenses	17	13,356.89	14,781.41	25,879.96	28,855.74	57,591.66
Financial Expenses	18	27.97	45.00	53.87	103.22	184.05
Depreciation and Amortization (including impairment of goodwill)		2,899.92	5,862.98	5,875.45	10,502.62	17,969.41
Provision for decrease in value of Investments		—	200.00	—	3,361.13	3,361.13
Miscellaneous Expenenditure Written Off		14.10	39.72	25.31	221.30	318.07

		47,132.50	48,591.56	90,678.51	97,001.28	188,097.45

Profit Before Taxation, Non-recurring/Extraordinary Items and Minority Interest		16,378.86	8,783.03	30,482.07	13,749.76	38,056.51
Provision for Taxation - Current		3,014.66	1,250.00	5,369.22	2,350.00	6,580.88
- Deferred		(209.08)	(19.22)	(365.45)	(29.66)	(410.87)
- Earlier years		—	—	—	—	6.22

Profit After Taxation and Before Non-recurring/Extraordinary Items and Minority Interest		13,573.28	7,552.25	25,478.30	11,429.42	31,880.28
Provision for dimunition in value of Investments		—	75.18	—	75.18	2,608.70
Profit After Taxation, Non-recurring/Extraordinary Items and Before Minority Interest		13,573.28	7,477.07	25,478.30	11,354.24	29,271.58
Share of loss in associate companies		(218.39)	—	(919.40)	—	(892.17)
Minority Interest		—	1,986.93	—	5,350.87	6,325.40
Profit After Taxation, Non-recurring/Extraordinary Items and Minority Interest		13,354.89	9,464.00	24,558.90	16,705.11	34,704.81
Add: Balance brought forward from previous year		59,836.46	34,991.63	48,632.45	27,750.52	27,750.52

Profit Available for Appropriation		73,191.35	44,455.63	73,191.35	44,455.63	62,455.33
Appropriations :
Interim Dividend @ Rs.1.20 per Equity Share of Rs.2 each (September 2002 - Rs.0.80 per Equity Share)		3,780.56	2,516.32	3,780.56	2,516.32	2,516.32
Final Dividend @ Rs.2.20 per Equity Share of Rs.2 each		—	—	—	—	6,919.94
Tax on distributed profits		484.38	—	484.38	—	886.62
Transfer to General Reserve		—	—	—	—	3,500.00

Balance carried to Balance Sheet		68,926.41	41,939.31	68,926.41	41,939.31	48,632.45

Earnings Per Share before Non-recurring / Extraordinary items and after Minority Interest (Rs. per equity share of Rs.2 each)
Basic		4.25	3.03	7.81	5.33	11.86
Diluted		4.24	3.03	7.80	5.32	11.83
Earnings Per Share after Non - recurring and Extraordinary items and Minority Interest - (Rs. per equity share of Rs.2 each)
Basic		4.25	3.01	7.81	5.31	11.03
Diluted		4.24	3.00	7.80	5.30	11.00
No. of Shares used in computing Earnings Per Share
Basic		314,543,143	314,540,330	314,542,972	314,540,166	314,541,056
Diluted		314,874,726	315,208,700	314,846,019	315,214,119	315,389,885
Notes to Accounts	19

The Schedules referred to above and the Statement on Significant Accounting Policies form an integral part of the Consolidated Profit and Loss Account.

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas		G. Jayaraman
Director		Vice President (Corp. Affairs)
& Sr. Vice President - Finance		& Company Secretary

Place : Secunderabad
Date : October 23, 2003

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

		Rs. in Lakhs

		As at	As at	As at
		30.09.2003	30.09.2002	31.03.2003
		(Unaudited)	(Unaudited)	(Audited)

1.	Share Capital
	Authorised :
	37,50,00,000 Equity Shares of Rs.2 each	7,500.00	7,500.00	7,500.00

	Issued and Subscribed :
	314,546,307 (September 02 - 314,541,200; March 03 - 314,542,800) Equity Shares of Rs.2 each fully paid-up	6,290.93	6,290.82	6,290.86
	Out of the above:
	4,000,000 Equity Shares of Rs.2 each were allotted as fully paid-up Equity Shares for a consideration other than cash pursuant to the Scheme of Amalgamation with Satyam Enterprise Solutions Limited
	140,595,000 Equity Shares of Rs.2 each were allotted as fully paid-up by way of Bonus Shares by capitalising free reserves of the Company
	33,350,000 Equity Shares of Rs.2 each fully paid-up represent 1,66,75,000 American Depository Shares
	6,307 (September 02 - 1,200; March 03 - 2,800) Equity Shares of Rs.2 each fully paid-up were alloted to associates of the Company pursuant to the Associate Stock Option Plan - B
2.	Reserves and Surplus
	Share Premium Account
	As at the commencement of the year	78,711.38	78,706.43	78,706.44
	Add: Received on account of issue of ADS / ASOP	6.85	2.06	4.94

		78,718.23	78,708.49	78,711.38

	Capital Reserve
	As at the commencement of the year	71,890.49	72,666.91	72,666.90
	Add: Gain on dilution in share holding of associate company	(23.89)	—	—
	Less : Pursuant to change in ownership interest in Subsidiary	—	—	(776.41)

		71,866.60	72,666.91	71,890.49

	General Reserve
	As at the commencement of the year	14,804.88	11,390.92	11,390.92
	Add: Transfer from the Profit and Loss Account	—	—	3,500.00

		14,804.88	11,390.92	14,890.92
	Less : Accumulated share of loss in Joint Ventures	—	(86.04)	(86.04)

		14,804.88	11,304.88	14,804.88

	Currency Translation Reserve	(472.63)	(636.77)	(585.28)
	Employee Stock Options
	Employee Stock Options Outstanding	94.02	93.64	94.02
	Less: Deferred Employee Compensation	6.88	27.57	13.49

		87.14	66.07	80.53

	Balance in Profit and Loss Account	68,926.41	41,939.31	48,632.45

		233,930.63	204,048.89	213,534.45

3.	Minority Interest
	As at the commencement of the year	—	14,453.54	17,817.48
	Less: Share of loss for the period	—	(1,946.79)	(6,325.40)
	Less: Pursuant to change in ownership interest in subsidiary	—	—	(11,492.08)

		—	12,506.75	—

4.	Secured Loans
	Working Capital Loans	352.65	—	—
	Vehicle Loans	769.80	883.31	752.80

		1,122.45	883.31	752.80

5.	Deferred Tax Assets/(Liabilities)
	Debtors	788.28	510.04	725.52
	Advances	74.55	76.64	75.85
	Fixed Assets	(818.73)	(1,001.91)	(949.89)
	Others	665.95	378.62	493.12

		710.05	(36.61)	344.60

Satyam Computer Services Limited

Schedules forming part of the Consolidated Balance Sheet

6. Fixed Assets

		Rs. in Lakhs

		GROSS BLOCK

		Cost as at			Cost as at
DESCRIPTION		01.04.2003	Additions	Deletions	30.09.2003

1.	Goodwill	1,572.45	—	—	1,572.45
2	Land & Land Development
	-Freehold	1,813.90	—	—	1,813.90
	-Leasehold	813.30	—	—	813.30
3.	Buildings*	4,179.27	109.52	—	4,288.79
4.	Plant and Machinery
	(Including Computers and software)	56,970.18	2,587.16	1.45	59,555.89
5.	Office Equipment	1,149.04	57.68	—	1,206.72
6.	Furniture, Fixtures
	and Interiors	12,383.73	326.98	—	12,710.71
7	Vehicles	1,719.57	388.88	301.94	1,806.51

	Total	80,601.44	3,470.22	303.39	83,768.27

	As at 30.09.2002	161,818.96	3,752.31	1,196.03	164,375.24

[Additional columns below]

[Continued from above table, first column(s) repeated]

		DEPRECIATION				NET BLOCK

		As at	For the		As at	As at	As at
DESCRIPTION		01.04.2003	period	Deletions	30.09.2003	30.09.2003	31.03.2003

1.	Goodwill	—	—	—	—	1,572.45	1,572.45
2.	Land & Land Development
	-Freehold	—	—	—	—	1,813.90	1,813.90
	-Leasehold	1.17	0.20	—	1.37	811.93	812.13
3.	Buildings*	704.92	74.82	—	779.74	3,509.05	3,474.35
4.	Plant and Machinery
	(Including Computers and software)	38,753.21	4,583.25	1.45	43,335.01	16,220.88	18,216.97
5.	Office Equipment	750.67	77.18	—	827.85	378.87	398.37
6.	Furniture, Fixtures
	and Interiors	8,596.62	967.27	—	9,563.89	3,146.82	3,787.11
7.	Vehicles	628.21	172.73	178.24	622.70	1,183.81	1,091.36

	Total	49,434.80	5,875.45	179.69	55,130.56	28,637.71	31,166.64

	As at 30.09.2002	105,693.16	10,502.62	2,964.03	113,231.75	51,143.49

*Includes Rs. 382.73 lakhs ( Sep 02 - Rs.382.73 lakhs, March 03 - Rs. 382.73 lakhs ) constructed on leasehold land .

Satyam Computer Services Limited

Schedules forming part of the Consolidated Balance Sheet

		Rs. in Lakhs

		As at 30.09.2003		As at 30.09.2002
		(unaudited)		(unaudited)

7.	Investments
	Long Term Trade (unquoted)
	Investment in Associate Companies:
	Sify Limited		8,807.72			—
	11,182,600 (September 02 - 12,182,600; March 03 - 12,182,600) Equity
	Shares of Rs.10 each, fully paid-up
	(Sold 1,000,000 shares during the period)
	Other Investments
	Jasdic Park Company	75.18		75.18
	(480 Shares of J Yen 50,000 each, fully paid-up)
	Less: Received on liquidation	26.31		26.31
	Less : Provision for diminution	48.87	—	48.87	—

	Intouch Technologies Limited	1,090.18
	(833,333 Shares of 20 US cents each, fully paid-up)
	Less : Provision for dimunition	1,090.18	—		1,090.18

	Medbiquitious Services Inc.,
	( 3,34,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each,	157.08
	fully paid-up)
	Less : Provision for diminution	157.08	—		157.08

	Avante Global LLC.,	254.36
	(577,917 class ‘A’ units representing a total value of US Dollars 540,750,
	fully paid-up )
	Less : Provision for dimunition	254.36	—		254.36

	Cricinfo notes		—		1,137.76
	Non Trade ( Unquoted)
	National Saving Certificate (Lodged as security with government authorities)		0.06		0.06
	Current Investments
	Other than Trade (Quoted)
	DSP Merrill Lynch Mutual Fund
	(Subscribed during the period 5,000,000 units of Rs.10 each				500.00
	HSBC Cash Fund - Growth		—		—
	Nil (Sep 02 - Nil; March 03 - 1,000,000) units of Rs.10 each
	(Sold during the period)
	Prudential ICICI Mutual Fund		—		48.74
	Nil (Sep 02 - 449,236, March 03 - Nil) units of Rs.10 each
	Shares in Indian Companies		—		32.99
	(Rs.10 each fully paid)		—

			8,807.78		3,221.17

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Rs. in Lakhs

		As at 31.03.2003
		(Audited)

7.	Investments
	Long Term Trade (unquoted)
	Investment in Associate Companies:
	Sify Limited		10,538.64
	11,182,600 (September 02 - 12,182,600; March 03 - 12,182,600) Equity
	Shares of Rs.10 each, fully paid-up
	(Sold 1,000,000 shares during the period)
	Other Investments
	Jasdic Park Company	75.18
	(480 Shares of J Yen 50,000 each, fully paid-up)
	Less: Received on liquidation	—
	Less : Provision for diminution	75.18	—

	Intouch Technologies Limited	1,090.18
	(833,333 Shares of 20 US cents each, fully paid-up)
	Less : Provision for dimunition	1,090.18	—

	Medbiquitious Services Inc.,
	( 3,34,000 shares of ‘A’ series Preferred Stock of US Dollars 0.001 each,	157.08
	fully paid-up)
	Less : Provision for diminution	157.08	—

	Avante Global LLC.,
	(577,917 class ‘A’ units representing a total value of US Dollars 540,750,	254.36
	fully paid-up )
	Less : Provision for dimunition	254.36	—

	Cricinfo notes		—
	Non Trade ( Unquoted)
	National Saving Certificate (Lodged as security with government authorities)		—
	Current Investments
	Other than Trade (Quoted)
	DSP Merrill Lynch Mutual Fund
	(Subscribed during the period 5,000,000 units of Rs.10 each
	HSBC Cash Fund - Growth		100.00
	Nil (Sep 02 - Nil; March 03 - 1,000,000) units of Rs.10 each
	(Sold during the period)
	Prudential ICICI Mutual Fund		—
	Nil (Sep 02 - 449,236, March 03 - Nil) units of Rs.10 each
	Shares in Indian Companies		—
	(Rs.10 each fully paid)

			10,638.64

Details of Current Investments (Other than trade - Quoted) purchased and sold during the period

1,000,000 units of Rs.10 each fully paid-up in UTI Liquid Cash Plan - Income Option

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

		Rs. in Lakhs

		As at	As at	As at
		30.09.2003	30.09.2002	31.03.2003
		(Unaudited)	(Unaudited)	(Audited)

8.	Inventories
	Traded software and hardware	88.94	370.31	111.12
	Less: Provision for slow moving inventory	—	(62.29)	—

		88.94	308.02	111.12

9.	Sundry Debtors (Unsecured)
	Considered good *
	(a) Over six months old	1,888.46	2,492.32	1,475.40
	(b) Other debts	50,733.03	48,712.75	47,676.24

		52,621.49	51,205.07	49,151.64
	Considered doubtful	4,903.14	7,243.36	4,385.81

		57,524.63	58,448.43	53,537.45
	Less: Provision for doubtful debts	4,903.14	7,243.36	4,385.81

	* Debtors include Unbilled Revenue Rs.3,242.92 lakhs (Sep 02 - Rs. 1,898.76 lakhs, March 03 - Rs.2,601.23 lakhs )	52,621.49	51,205.07	49,151.64

10.	Cash and Bank Balances
	Cash and Cheques on hand	139.94	643.06	24.49
	Remittance in Transit	1,971.86	—	—
	Balances with Scheduled Banks
	- On Current accounts	14,544.92	27,530.30	23,222.31
	- On Deposit accounts	144,472.11	103,621.98	126,523.71
	Unclaimed Dividend Accounts	555.11	269.65	269.31
	Balances with Non-Scheduled Banks on Current Accounts
	ANZ Grindlays Bank, New York	1.41	—	1.41
	Banque National De Paris, Taipei	10.30		—
	Bank One, Canada	3.68	—	1.54
	BankOne, Michigan	25.51	—	6.68
	Citibank NA, Atlanta	—	7.47	—
	Citibank NA, Chicago	3.17	16.67	3.29
	Citibank NA, Dubai	119.38	23.25	43.72
	Citibank NA, Hong Kong	8.72	15.87	11.21
	Citibank NA, Kualalumpur	107.99	15.55	87.92
	Citibank NA, London	121.29	29.55	100.45
	Citibank New Jersey	—	37.08	—
	Citibank NA, New York	1.55	187.49	5.45
	Citibank NA, Seoul	63.53	289.17	4.37
	Citibank NA, Singapore	34.76	46.04	65.61
	Citibank NA, Sydney	211.09	319.23	166.00
	Citibank NA, Toronto	3.75	—	—
	Commerce Bank, New York	193.54	—	—
	Dresdner Bank, Saarbruecken	36.44	11.06	47.67
	First Union Corporation, Atlanta	81.92	0.27	0.19
	First Union Corporation, New Jersey	25.68	247.32	494.66
	Honkong and Shanghai Banking Corporation, London	70.43	91.77	136.89
	Honkong and Shanghai Banking Corporation, Shanghai	86.04	7.83	35.45
	Honkong and Shanghai Banking Corporation, Tokyo	404.95	—	2.91
	KBC Bank N V, Brussels	24.32	—	6.58
	Lloyds TSB, Basingstoke	1.20	—	215.40
	Mitsui Sumitomo Bank, Tokyo	159.18	433.12	421.50
	Pudong Development Bank, Shanghai	2.46	—	—
	United Bank, Vienna	152.66	273.29	163.51
	United Overseas Bank, Singapore	89.18	—	45.90
	Balances with Non-Scheduled Banks on Deposit Accounts
	Bank of China, Shangai	0.46	—	—
	Banque National De Paris , Dubai	263.48	—	1,359.53
	Banque National De Paris , New York	—	1,368.51	—
	Lloyds TSB, Basingstoke	19.11	—	18.73

		164,011.12	135,485.53	153,486.39

11.	Loans and Advances @
	(Considered good unless otherwise stated)
	Loans and Advances
	Secured - Loans	44.77	85.58	55.16
	Unsecured - Advances recoverable in cash or in kind or for value to be received	4,523.29	9,708.25	3,971.86
	- Deposits	2,488.51	3,045.32	2,192.78
	Considered doubtful - Advances	1,256.08	2,208.02	1,252.69

		8,312.65	15,047.17	7,472.49
	Less: Provision for doubtful Advances	1,256.08	2,208.02	1,252.69

		7,056.57	12,839.15	6,219.80

@ Includes Rs.54.94 lakhs (September 02 - Rs.70.10 lakhs, March 03 - Rs.63.16 lakhs) due from Key Management Personnel

Satyam Computer Services Limited
Schedules forming part of the Consolidated Balance Sheet

		Rs. in Lakhs

		As at	As at	As at
		30.09.2003	30.09.2002	31.03.2003
		(Unaudited)	(Unaudited)	(Audited)

12.	Liabilities
	Sundry Creditors
	- Dues to small scale industrial undertakings	—	—	—
	- Dues to other than small scale industrial undertakings	14,414.22	18,525.53	13,389.22
	Advances from Customers	474.18	1,420.72	627.05
	Unearned Revenue	669.09	2,189.05	778.13
	Security Deposits from Customers	—	391.54	—
	Investor Education Protection Fund - Unclaimed Dividends	555.11	269.65	269.31
	Interest accrued but not due on loans	—	0.50	—
	Other Liabilities	3,207.65	2,624.98	2,158.09

		19,320.25	25,421.97	17,221.80

13.	Provisions
	Provision for Taxation (Less payments)	3,251.92	4,714.65	7,645.75
	Proposed Dividend (Including tax thereon)	4,264.94	2,516.32	7,806.56
	Provision for Post Project Execution Warranty	47.08	47.08	47.08
	Provision for Gratuity and Leave Encashment	1,865.08	1,046.88	1,350.78

		9,429.02	8,324.93	16,850.17

Satyam Computer Services Limited
Schedules forming part of the Consolidated Profit and Loss Account

		Rs. in Lakhs

		Quarter ended	Quarter Ended	Half Year Ended
		30.09.2003	30.09.2002	30.09.2003
		(Unaudited)	(Unuadited)	(Unaudited)

14.	Other Income
	Interest on Deposits - Gross	2,396.81	400.03	4,493.49
	{Tax Deducted at Source Rs.489.74 lakhs}
	(September 02 - Rs.5.02 lakhs; March 03 - Rs.519.62 lakhs)
	Profit on sale of current investments - Trade	0.51	—	3.27
	Profit on sale of Long Term Investments	1,168.19	1,833.55	1,168.19
	Appreciation in value of current investments (net)	—	—	—
	Gain/(Loss) on exchange fluctuations (net)	(453.72)	(1,570.30)	(1,523.63)
	Provisions no longer required written back	—	—	26.31
	Miscellaneous Income	31.48	311.99	53.49

		3,143.27	975.27	4,221.12

15.	Personnel Expenses
	Salaries and bonus	28,923.88	25,299.17	55,170.48
	Contribution to Provident and other funds	1,738.84	1,547.38	3,351.05
	Staff welfare expenses	151.50	219.95	279.18
	Employee stock compensation expense	3.31	2.21	6.61

		30,817.53	27,068.71	58,807.32

16.	Cost of software and hardware sold
	Opening inventory	91.42	370.77	111.12
	Add: Purchases	13.61	531.00	14.42
	Less: Pursuant to change in ownership interest in subsidiary	—	—	—
	Less: Closing inventory	88.94	308.03	88.94

		16.09	593.74	36.60

17.	Operating and Administration Expenses
	Rent	993.84	1,127.85	2,013.86
	Rates and taxes	57.60	169.53	93.36
	Insurance	367.74	164.43	689.35
	Travelling and conveyance	4,457.59	3,799.56	8,157.42
	Communication	1,142.54	2,915.73	2,290.56
	Printing and stationery	62.76	86.01	192.31
	Power and fuel	352.10	438.65	694.91
	Advertisment	61.91	136.11	275.02
	Marketing expenses	1,280.91	1,483.78	2,511.76
	Repairs and maintenance
	- Buildings	28.52	17.78	51.05
	- Machinery	220.23	190.69	365.74
	- Others	278.96	384.64	478.37
	Security services	36.59	51.42	70.29
	Legal and professional charges	1,712.30	1,333.04	3,140.10
	Provision for doubtful debts and advances	304.15	540.59	517.79
	Fixed assets sold and discarded (net)	42.70	37.29	83.42
	Directors’ sitting fees	0.40	0.60	0.70
	Auditors’ remuneration	15.45	31.95	32.40
	Donations and contributions	6.66	2.93	12.55
	Subscriptions	60.55	83.20	120.04
	Training and development	247.87	134.13	439.00
	Research and development	72.17	88.72	156.43
	Software charges	434.25	854.24	1,317.28
	Managerial Remuneration
	- Salaries	8.70	20.77	17.40
	- Commission	—	—	—
	- Contribution to P.F.	1.04	1.76	2.08
	- Others	3.79	3.08	8.46
	Visa charges	617.44	167.46	1,080.28
	Miscellaneous expenses	488.13	515.47	1,068.03

		13,356.89	14,781.41	25,879.96

18.	Financial Expenses
	Interest on working capital loans	2.08	1.69	7.03
	Other finance charges	25.89	43.31	46.84

		27.97	45.00	53.87

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Rs. in Lakhs

		Half Year Ended	Year Ended
		30.09.2002	31.03.2003
		(Unaudited)	(Audited)

14.	Other Income
	Interest on Deposits - Gross	835.90	3,467.17
	{Tax Deducted at Source Rs.489.74 lakhs}
	(September 02 - Rs.5.02 lakhs; March 03 - Rs.519.62 lakhs)
	Profit on sale of current investments - Trade	—	0.59
	Profit on sale of Long Term Investments	1,833.55	1,833.55
	Appreciation in value of current investments (net)	1.86	3.11
	Gain/(Loss) on exchange fluctuations (net)	(1,048.41)	(2,323.11)
	Provisions no longer required written back	—	—
	Miscellaneous Income	520.54	976.84

		2,143.44	3,958.15

15.	Personnel Expenses
	Salaries and bonus	49,431.52	100,385.07
	Contribution to Provident and other funds	2,884.47	5,683.88
	Staff welfare expenses	421.11	940.53
	Employee stock compensation expense	9.51	23.97

		52,746.61	107,033.45

16.	Cost of software and hardware sold
	Opening inventory	431.42	431.43
	Add: Purchases	1,087.27	1,786.08
	Less: Pursuant to change in ownership interest in subsidiary	—	466.71
	Less: Closing inventory	308.03	111.12

		1,210.66	1,639.68

17.	Operating and Administration Expenses
	Rent	2,248.79	4,399.98
	Rates and taxes	247.87	471.60
	Insurance	296.15	873.54
	Travelling and conveyance	6,983.72	14,857.64
	Communication	5,730.09	9,199.81
	Printing and stationery	225.71	384.24
	Power and fuel	906.40	1,613.22
	Advertisment	244.55	400.50
	Marketing expenses	3,161.38	6,058.44
	Repairs and maintenance
	- Buildings	24.49	101.56
	- Machinery	360.68	783.81
	- Others	742.96	1,534.85
	Security services	100.53	157.08
	Legal and professional charges	2,305.60	6,056.29
	Provision for doubtful debts and advances	1,508.35	2,694.02
	Fixed assets sold and discarded (net)	75.61	71.33
	Directors’ sitting fees	1.20	2.20
	Auditors’ remuneration	101.86	152.12
	Donations and contributions	7.76	19.63
	Subscriptions	136.94	250.43
	Training and development	357.96	580.63
	Research and development	293.19	591.53
	Software charges	1,530.52	3,468.55
	Managerial Remuneration
	- Salaries	41.54	68.12
	- Commission	—	34.80
	- Contribution to P.F.	3.52	6.16
	- Others	5.90	15.05
	Visa charges	272.11	704.75
	Miscellaneous expenses	940.36	2,039.78

		28,855.74	57,591.66

18.	Financial Expenses
	Interest on working capital loans	2.39	11.83
	Other finance charges	100.83	172.22

		103.22	184.05

Satyam Computer Services Limited

19. Notes to Accounts

a) List of domestic and foreign subsidiaries, Joint Ventures and Associates considered for consolidation:-

			Extent of Holding
		Country of	(%) as at September
Sl. No.	Name of the Subsidiary Company	Incorporation	30, 2003

	Subsidiaries :
1.	Satyam (Europe) Limited	UK	100.00
2.	Satyam Asia Pte Limited	Singapore	100.00
3.	Vision Compass Inc.,	USA	100.00
4.	Satyam Manufacturing Technologies Inc.,	USA	100.00
5.	Nipuna Services Limited	India	100.00
6.	Satyam Computer Services (Shanghai) Co. Ltd	China	100.00
	Associates :
7.	Sify Limited	India	32.08
	Joint Ventures :
8.	Satyam Venture Engineering Services Private Limited	India	50.00
9.	CA Satyam ASP Private Limited	India	50.00

The reporting date for all the above companies is March 31 except for Satyam Manufacturing Technologies Inc., for which the reporting date is December 31.

There is no change in the extent of holding in subsidiaries and joint ventures except Sify Limited where it changed from 37.15% to 32.08% since March 31, 2003

b) Associate Stock Option Schemes

Stock Option Scheme of Satyam Computer Services

a)	Scheme established prior to SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines 1999, (SEBI guidelines on Stock Options)

In May 1998, Satyam Computer Services established its Associate Stock Option Plan (the “ASOP”). Satyam Computer Services subsequently established an employee welfare trust called the Satyam Associates Trust (the “Trust”), to administer the ASOP and issued warrants to purchase 65,00,000 equity shares of Rs. 2 each in Satyam Computer Services.

In turn, the Trust periodically grants eligible employees warrants to purchase equity shares held by or reserved for the issuance to the Trust. The warrants may vest immediately or may vest over a period ranging from two to three years, depending on the employee’s length of service and performance. Upon vesting, employees have 30 days to exercise warrants. The exercise price of the warrants was fixed at Rs. 450 per warrant.

Satyam Computer Services Limited

At the 12th Annual General Meeting held in May 1999, shareholders approved a 1:1 Bonus issue to all shareholders as of August 31, 1999. In order to ensure all its employees receive the benefits of the bonus issue in December 1999, the Trust exercised all its warrants to purchase Satyam Computer Service’s shares prior to the bonus issue using the proceeds obtained from bank loans. Subsequent to this, each warrant entitles the holder to purchase 10 shares of Rs. 2 each of Satyam Computer Services at a price of Rs. 450 per warrant plus an interest component associated with the loan which the Trust assumed, for conversion of the warrants it held. The interest component is computed based on fixed vesting period and a fixed interest rate. As this scheme is established prior to the SEBI guidelines on the stock options, there is no cost relating to the grant of options under this scheme.

b)	Scheme established after SEBI Guidelines on Stock Options

Securities Exchange Board of India (SEBI) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines 1999, which is applicable for all Stock Option Schemes established after June 19, 1999.

Satyam Computer Services established a scheme “Associate Stock Option Plan – B” (ASOP - B) for which 26,000,000 equity shares of Rs. 2 each were earmarked. Upon vesting, associates have 5 years to exercise these warrants.

Accordingly, options (net of cancellations) for a total number of 16,968,521 equity shares of Rs. 2 each were outstanding as at September 30, 2003 (10,643,659 as at September 30, 2002 and 14,464,148 as at March 31, 2003).

Changes in number of options outstanding were as follows:

					Year ended
	Quarter ended September 30		Half year ended September 30		March 31,
	(Unaudited)		(Unaudited)		(Audited)

Options	2003	2002	2003	2002	2003

At the beginning of the period	15,863,778	1,03,43,183	14,464,148	1,01,97,327	10,197,327
Granted	1,109,200	6,15,566	2,566,758	869,454	5,403,344
Forfeited	950	313,890	58,878	421,922	1,333,723
Exercised	3,507	1,200	3,507	1,200	2,800
At the end of the period	16,968,521	1,06,43,659	16,968,521	1,06,43,659	14,464,148

c)	Associate Stock Option Scheme (ADS)

Satyam Computer Services has established a scheme “Associate Stock Option Plan (ADS)” to be administered by the Administrator of the ASOP (ADS), a committee appointed by the Board of Directors of Satyam Computer Services. Under the scheme 2,574,665 ADSs are reserved to be issued to eligible associates with the intention to issue the warrants at a price per option which is not less than 90% of the value of one ADS as reported on NYSE on the date of grant converted into Indian Rupees at the rate of exchange prevalent on the day of grant as decided by the Administrator of the ASOP(ADS). Each ADS represents two equity shares of Rs. 2 each fully paid up. These warrants vest over a period of 1-10 years from the date of the grant. The time available to exercise the warrants upon vesting is as decided by the Administrator of the ASOP(ADS).

Accordingly, options (net of cancellation) for a total number of 1,332,324 ADS (1,200,925 as at September 30, 2002 and 1,263,275 as at March 31, 2003) representing 2,664,648 equity shares of Rs. 2 each were outstanding as at September 30, 2003 (2,401,850 as at September 30, 2002 and 2,526,550 as at March 31, 2003).

Satyam Computer Services Limited

Changes in number of options outstanding were as follows:

					Year ended
	Quarter ended September 30,		Half year ended September 30,		March 31,
	(Unaudited)		(Unaudited)		(Audited)

Options	2003	2002	2003	2002	2003

At the beginning of the period	1,316,099	1,140,925	1,263,275	1,169,425	1,169,425
Granted	16,400	60,000	69,224	63,850	2,10,000
Forfeited	175	—	175	32,350	116,150
At the end of the period	1,332,324	1,200,925	1,332,324	1,200,925	1,263,275

Proforma disclosure:

In accordance with SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, had compensation cost for associate stock option plans been recognized based on the fair value at the date of grant in accordance with Black Scholes’ model, the pro-forma amounts of the Company’s net profit and earnings per share would have been as follows:

		Quarter ended		Half year ended		Year ended
		September 30,		September 30,		March 31,
		(Unaudited)		(Unaudited)		(Audited)

	Particulars	2003	2002	2003	2002	2003

1.	Profit after Taxation and Minority Interest before Non-recurring/Extraordinary Items
	- As reported (Rs. in lakhs)	13,354.91	9,464.01	24,558.92	16,705.12	37,313.51
	- Pro forma (Rs. in lakhs)	10,612.13	7,067.67	19,407.83	11,891.04	28,015.00
2.	Earnings per share:
	Basic
	- No. of shares	314,543,143	314,540,330	314,542,972	314,540,166	314,541,056
	- EPS as reported	4.25	3.01	7.81	5.31	11.86
	- Pro forma EPS	3.37	2.25	6.17	3.78	8.91
	Diluted
	- No. of shares	314,874,726	315,208,700	314,846,019	315,214,119	315,389,885
	- EPS as reported	4.24	3.00	7.80	5.30	11.83
	- Pro forma EPS	3.37	2.24	6.16	3.77	8.88

The following assumptions were used for calculation of fair value of grants:

					Year ended
	Quarter ended		Half year ended		March 31
	September 30 (Unaudited)		September 30 (Unaudited)		(Audited)

	2003	2002	2003	2002	2003

Dividend yield	0.61%	0.86%	0.61%	0.86%	0.86%
Expected volatility	69.00%	69.00%	69.00%	69.00%	69.00%
Risk-free interest rate	7.00%	9.00%	7.00%	9.00%	9.00%
Expected term (in years)	2.84	3.50	2.84	3.50	2.99

(d)	Share application money pending allotment

Amount received from employees on exercise of stock option, pending allotment of shares is shown as share application money pending allotment.

(e)	Secured Loans

Vehicles are hypothecated to the Banks/Financial Institutions as security for the amounts borrowed.

Satyam Computer Services Limited

(f)	Sale of shares in Sify Limited:

On September 1, 2003 an invitation to offer was made by Sify Limited to the existing holders of Indian equity shares to participate in its sponsored ADS program. On September 17, 2003, Satyam Computer Services offered to sell its 1,000,000 Indian equity shares out of its total holding of 12,182,600 Indian equity shares. In September 2003, the sale transaction was privately negotiated and closed at a sale price of Rs. 198.90 per share as determined by Sify Limited based on the recommendation of the lead manager to the sponsored ADS program. Profit on sale of shares Rs. 1,168.19 lakhs (net of dilution) has been recognized as income in Profit and loss Account during the period.

(g)	Subsequent Events:

On October 16, 2003, Olympus Capital Holdings Asia (Olympus Capital) and Intel Capital Corporation (Intel Capital), hereinafter referred to as “Investors”, subscribed to 50 equity shares of Nipuna Services Limited , hereinafter referred to as “Nipuna”, at par value of Rs.10 each and 45,669,963 0.05% Convertible Redeemable Cumulative Preference Shares at par value of Rs.10 per share in exchange for an aggregate consideration of US $10 million. The Investors would further subscribe to Convertible Redeemable Cumulative Preference Shares in the second phase, which is expected to close by December 2003, to make the total investment to US$20 million. Satyam Computer Services has guaranteed payment of all sums payable by Nipuna to the Investors on redemption of the Preference Shares. Nipuna, the Investors and Satyam Computer Services have also entered into various other agreements as part of this business arrangement.

Satyam Computer Services Limited

(h) Segment Reporting

Satyam has adopted AS 17, “Segment Reporting” issued by the Institute of Chartered Accountants of India, which requires disclosure of financial and descriptive information about Satyam’s reportable operating segments. The operating segments reported below are the segments of Satyam for which separate financial information is available and for which operating profit/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance. Management evaluates performance based on stand-alone revenues and net income for the companies in Satyam. . Upto March 31, 2003 Satyam provided segmental disclosures based on three business groups: IT services, Internet services and products subsequent to March 31, 2003 executive management evaluates Satyam’s operating segments based on the following three-business groups:

•	IT Services, providing a comprehensive range of services, including software development, packaged software integration, system maintenance and engineering design services. Satyam Computer Services provides its customers the ability to meet all of their information technology needs from one service provider. Satyam Computer Services’ eBusiness services include designing, developing integrating and maintaining Internet-based applications, such as eCommerce websites, and implementing packaged software applications, such as customer or supply chain management software applications. Satyam Computer Services also assists its customers in making their existing computing systems accessible over the Internet.

•	Software Products, product development and creation of propriety software.

•	BPO, providing Business Process Outsourcing services covering HR, Finance & Accounting, Customer Contact (Voice, Mail and Chat), and Transaction Processing (industry-specific offerings).

Satyam’s operating segment information for the half year ended September 30, 2003 and 2002 are as follows:

Business Segment

	Rs. in Lakhs

	Quarter ended September 30, 2003 (Unaudited)
Description	IT Services	BPO	Software Products	Elimination	Consolidated Total

Revenue
Sales to external customers	60,267.63	96.56	3.90	—	60,368.09
Inter Segment Sales	40.10	107.37	—	(147.47)	—
Total Revenue	60,37.73	203.93	3.90	(147.47)	60,368.09
Segment result–Profit/(Loss)	13,698.11	(275.03)	(12.03)	(147.47)	13,263.59
Interest expense	27.46	0.52	—	—	27.98
Other income	3,148.45	(0.72)	(4.45)	—	3,143.28
Income taxes	2,805.32	0.26	—	—	2,805.58
Profit/(Loss) from ordinary activities	14,013.78	(276.53)	(16.48)	(147.47)	13,573.30
Losses in Associate Company	(218.39)	—	—	—	(218.39)
Profit/(Loss) after tax and Losses in Associate Company	13,795.39	(276.53)	(16.48)	(147.47)	13,354.91
Other Segment Information
Capital Expenditure	2,037.81	49.48	—	—	2,087.29
Depreciation and amortization (including impairment of goodwill)	2,853.51	40.43	5.96	—	2,899.90
Non-cash expenses other than depreciation	3,155.34	—	—	—	3,155.34

Satyam Computer Services Limited

	Rs. in Lakhs

	Quarter ended September 30, 2002 (Unaudited)

Description	IT Services	BPO	Software Products	Elimination	Consolidated Total

Revenue
Sales to external customers	56,273.16	—	126.15	—	56,399.32
Inter Segment Sales	34.62		—	(34.62)	—
Total Revenue	56,307.78	—	126.15	(34.62)	56,399.32
Segment result–Profit/(Loss)	8,019.73	(165.80)	33.46	(34.62)	7,852.76
Interest expense	45.00	0.00	—	—	45.00
Other income	955.26	—	20.01	—	975.27
Income taxes	1,230.78	—	—	—	1,230.78
Profit/(Loss) from ordinary activities	7,699.21	(165.80)	53.47	(34.62)	7,552.25
Provision for diminution in value of investments	75.18	—	—	—	75.18
Minority Interest	1,986.93	—	—	—	1,986.93
Profit/(Loss) after Minority Interest	9,610.96	(165.80)	53.47	(34.62)	9,464.00
Other Segment Information
Capital Expenditure	1,453.10	118.81	21.54	—	1,593.45
Depreciation and amortization (including impairment of goodwill)	5,852.30	—	10.68	—	5,862.98
Non-cash expenses other than depreciation	1,889.86	—	—	—	1,889.86

Satyam Computer Services Limited

     Business Segment

	Rs. in Lakhs

	Half Year ended September 30, 2003 (Unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Revenue
Sales to external customers	116,804.34	110.91	24.20	—	116,939.44
Inter Segment Sales	62.69	229.78	34.08	(326.55)	—
Total Revenue	116,867.04	340.69	58.28	(326.55)	116,939.46
Segment result–Profit/(Loss)	27,096.85	(507.30)	51.84	(326.55)	26,314.84
Interest expense	52.93	0.94	—	—	53.87
Other income	4,246.90	(4.32)	(21.46)	—	4,221.12
Income taxes	5,003.51	0.26	—	—	5,003.77
Profit/(Loss) from ordinary activities	26,287.31	(512.82)	30.38	(326.55)	25,478.32
Losses in Associate Company	(919.40)	—	—	—	(919.40)
Minority Interest	—	—	—	—	—
Profit/(Loss) after Minority Interest	25,367.89	(512.83)	30.39	(326.55)	24,558.90
Other Segment Information
Capital Expenditure	3,480.37	128.37	—	—	3,608.74
Depreciation and amortization (including impairment of goodwill)	5,788.57	74.44	12.42	—	5,875.43
Non-cash expenses other than depreciation	5,596.12	—	15.21	—	5,611.33

	Rs. in Lakhs

	Half Year ended September 30, 2002 (Unaudited)

			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Revenue
Sales to external customers	108,389.74	—	217.86	—	108,607.60
Inter Segment Sales	69.33	—	—	(69.33)	—
Total Revenue	108,459.07	—	217.86	(69.33)	108,607.60
Segment result–Profit/(Loss)	11,895.45	(165.80)	49.23	(69.33)	11,709.55
Interest expense	103.22	—	—	—	103.22
Other income	2,123.41	—	20.03	—	2,143.44
Income taxes	2,320.34	—	—	—	2,320.34
Profit/(Loss) from ordinary activities	11,595.30	(165.80)	69.26	(69.33)	11,429.43
Provision for diminution in value of investments	75.18	—	—	—	75.18
Minority Interest	5,350.87	—	—	—	5,350.87
Profit/(Loss) after Minority Interest	16,870.99	(165.80)	69.26	(69.33)	16,705.12
Other Segment Information	—	—	—	—	—
Capital Expenditure	2,567.41	118.81	21.54	—	2,707.76
Depreciation and amortization (including impairment of goodwill)	10,478.73	—	23.89	—	10,502.62
Non-cash expenses other than depreciation	7,115.78	—	—	—	7,115.78

Satyam Computer Services Limited

	Rs. in Lakhs

	Year ended March 31, 2003 (Audited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Revenue
Sales to external customers	221,774.89	—	420.92	—	222,195.81
Inter Segment Sales		—	122.92	(122.92)	—
Total Revenue	221,774.89	—	543.84	(122.92)	222,195.81
Segment result–Profit	34,165.14	—	117.27	—	34,282.41
Interest expense	184.05	—	—	—	184.05
Other income	4,031.52	—	(73.37)	—	3,958.15
Income taxes	6,176.23	—	—	—	6,176.23
Profit from ordinary activities	31,836.38	—	43.90	—	31,880.28
Losses in Associate Company	(892.17)	—	—	—	(892.17)
Provision for investments / advances	(2,608.70)	—	—	—	(2,608.70)
Minority Interest	6325.40	—	—	—	6,325.40
Profit after Minority Interest	34,660.91	—	43.90	—	34,704.81
Other Segment Information
Capital Expenditure	7,758.29	—	1.34	—	7,759.63
Depreciation and amortization (including impairment of goodwill)	17,928.60	—	40.81	—	17,969.41
Non-cash expenses other than depreciation	14,911.78	—	17.38	—	14,929.16

Satyam Computer Services Limited

	As at September 30, 2003 (Unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Segment Assets	115,365.76	989.92	334.39	(6,023.74)	110,666.33
Investments	17,901.69	—	—	(9,093.91)	8,807.78
Bank Deposits	144,737.05	18.10	—	—	144,755.15
Other Assets	6,098.20	—	—	—	6,098.20
Total Assets	284,102.71	1,008.02	334.39	(15,117.65)	270,327.47
Segment Liabilities	25,392.87	206.86	3.38	(105.77)	25,497.34
Other Liabilities	4,579.10	24.17	—	—	4,603.27
Total Liabilities	29,971.97	231.03	3.38	(105.77)	30,100.61

     Particulars of Segment Assets and Liabilities

	Rs. in Lakhs

	As at September 30, 2002 (Unaudited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Segment Assets	152,497.89	186.20	404.50	(4,004.50)	149,084.09
Investments	12,220.09	—	—	(8,998.81)	3,221.18
Bank Deposits	104,990.49	—	—	—	104,990.49
Other Assets	217.54	—	—	—	217.54
Total Assets	26,9926.01	186.20	404.50	(13,003.41)	25,751.33
Segment Liabilities	28,859.65	91.51	185.04	(103.95)	29,032.25
Other Liabilities	5,634.57	—	—	—	5,634.57
Minority Interest	12,506.75	—	—	—	12,506.75
Total Liabilities	47,000.97	91.51	185.04	(103.95)	47,173.57

Satyam Computer Services Limited

Particulars of Segment Assets and Liabilities

	Rs. in Lakhs

	As at March 31, 2003 (Audited)
			Software		Consolidated
Description	IT Services	BPO	Products	Elimination	Total

Segment Assets	118,333.00	—	422.67	(3,654.93)	115,100.74
Investments	19,632.55	—	—	(8,993.91)	10,638.64
Bank Deposits	127,901.96	—	—	—	127,901.96
Other Assets	2,197.24	—	—	—	2,197.24
Total Assets	268,064.75	—	422.67	(12,648.84)	255,838.58
Segment Liabilities	31,237.64	—	83.12	(3,654.93)	27,665.83
Other Liabilities	11,739.97	—	5.17	—	11,745.14
Total Liabilities	42,977.61	—	88.29	(3,654.93)	39,410.97

Geographic Segment

Revenue attributable to location of customers is as follows:

	Rs. in Lakhs

	Revenue from external customers

					Year ended
Geographic	Quarter ended September 30		Half ended September 30		March 31
location	(Unaudited)		(Unaudited)		(Audited)

	2003	2002	2003	2002	2003

North America	45,207.75	38,978.07	88,780.58	76,235.08	162,431.92
Europe	7,484.35	6,947.77	14,821.79	12,684.89	25,123.49
Japan	1,618.50	1,082.21	2,574.90	2,102.39	4,901.97
India	1,873.52	5,717.03	3,143.59	10,329.74	14,630.44
Rest of the World	4,183.97	3,674.23	7,618.60	7,255.49	15,107.99
Total	60,368.09	56,399.32	116,939.46	108,607.60	222,195.81

Segment assets based on their location are as follows:

	Rs. in Lakhs

	Segment Assets
	As at September 30		As at March 31
Geographic location	(Unaudited)		(Audited)

	2003	2002	2003

North America	13,624.57	58,444.95	39,645.75
Europe	272.64	5,570.11	6,998.54
Japan	703.01	1,556.50	1650.43
India	94,253.88	78,141.01	61,656.88
Rest of the World	1,812.33	5,371.58	5,149.14
Total	110,666.33	149,084.14	115,100.74

Satyam Computer Services Limited

Segment assets based on their location are as follows (continued):

	Addition to fixed assets
	Quarter ended		Half year ended		Year ended
Geographic	September 30,		September 30,		March 31
location	(Unaudited)		(Unaudited)		(Audited)

	2003	2002	2003	2002	2003

North America	117.09	59.50	208.70	164.04	312.86
Europe	10.25	8.31	18.07	53.41	61.52
Japan	—	7.24	5.23	9.74	109.80
India	1,914.85	1,489.22	3,125.60	2,437.63	7,078.95
Rest of the World	45.07	29.18	251.14	42.94	196.50
Total	2,087.26	1,593.45	3,608.74	2,707.76	7,759.63

(i)	Related Party Transactions:

Satyam computer services had transactions with the following related parties:

Associates: Sify Limited

Others: Satyam Associates Trust

Directors and Key Management Personnel: B. Ramalinga Raju, B. Rama Raju, Anil Kekre, Abraham Joseph, A.S. Murthy, Mohan Eddy, G.B.Prabhat, K.Kalyan Rao, Ram Mynampati, Thiagarajan K, V.Srinivas, and G. Jayaraman.

i.	Summary of the transactions with the above related parties is as follows:

	Rs. in Lakhs

	Transactions for the quarter		Transactions for the half year
	ended September 30, 2003		ended September 30, 2003
	(Unaudited)		(Unaudited)

	Associates	Others	Associates	Others

Outsourcing	285.50	—	303.40	—
Fixed Assets	1.82	—	4.41	—
Other Services	4.20	—	5.01	—
Advances	—	—	19.08	—

	Rs. in Lakhs

	Transactions for the quarter		Transactions for the half year
	ended September 30, 2002		ended September 30, 2002
	(Unaudited)		(Unaudited)

	Associates	Others	Associates	Others

Sales	4.20	—	4.20	—
Investments	69.81	—	299.22	—
Interest Earned	22.26	—	40.71	—
Other Services	—	—	—	—

Satyam Computer Services Limited

	Rs. in Lakhs

	Transactions for the Year ended
	March 31, 2003 (Audited)

	Associate	Others

Outsourcing	191.37	—
Fixed Assets	3.09	—
Other Services	11.17	—
Advances	—	104.00

	Rs. in Lakhs

	Balance as at September 30, 2003 (Unaudited)

	Associate	Others

Accounts Receivable	14.83	—
Payables	244.09	—
Investments	8,807.72	—
Advances	107.31	—

	Rs. in Lakhs

	Balance as at September 30, 2002 (Unaudited)

	Associate	Others

Accounts Receivable	71.50	—
Payables	—	—
Investments	451.80	—
Advances	445.16	4.00

	Rs. in Lakhs

	Balance as at March 31, 2003 (Audited)

	Associate	Others

Accounts Receivable	13.67	—
Payable	68.10	—
Investments	1,0538.64	—
Advances	70.05	104.00

Transactions with Directors and Key Managerial Personnel

	Rs. in Lakhs

	Transactions

					Year ended
	Quarter ended		Half year ended		March 31
Nature of Transactions	September 30, (Unaudited)		September 30, (Unaudited)		(Audited)

	2003	2002	2003	2002	2003

Remuneration/Payable to Directors	13.53	12.23	27.94	25.39	88.83
Remuneration payable to Key Management Personnel	162.44	61.93	315.35	214.78	722.66

Satyam Computer Services Limited

	Rs. in Lakhs

	Balances

			As at March 31,
Nature of Transactions	As at September 30 (Unaudited)		(Audited)

	2003	2002	2003

Remuneration/Payable to Directors	—	—	22.62
Remuneration payable to Key Management Personnel	11.52	8.64	9.97

i.	Loans and Advances due from the Key Management Personnel of Satyam are disclosed under Schedule No.10 of the consolidated financial statements.

ii.	Options granted and outstanding to the Key Management Personnel 2,093,040 {Includes 426,000 options granted under ASOP ADS} (1,298,900 {Includes 133,000 options granted under ASOP ADS} as at September 30, 2002 and 2,093,040 {Includes 426,000 options granted under ASOP ADS} as at March 31, 2003

(j)	Obligation on long term non-cancelable operating leases

Satyam has entered into operating lease agreements for its development centres at offshore, onsite and offsites ranging for a period of 3 to 10 years. The lease rentals charged during the year and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in respective agreements are as follows:

	Rs. in Lakhs

	Quarter ended		Half year ended		Year ended
	September 30		September 30,		March 31,
	(Unaudited)		(Unaudited)		(Audited)
	2003	2002	2003	2002	2003

Lease rentals (Refer Schedule 14)	993.84	1,127.85	2,013.86	2,248.79	4,399.98

Obligations on non-cancelable leases
Not later than one year	845.56	885.56	845.56	885.56	909.81
Later than one year and not later than five years	1,830.67	2,446.81	1,830.67	2,446.81	2,268.59
Later than five years	323.51	54.94	323.51	54.94	344.78
Total	2,999.74	3,387.31	2,999.74	3,387.31	3,523.18

Satyam Computer Services Limited

(i)	Earnings Per Share

Calculation of EPS (Basic and Diluted):

						Year ended
		Quarter ended September 30		Half year ended September 30		March 31,
		(Unaudited)		(Unaudited)		(Audited)
S. No	Particulars	2003	2002	2003	2002	2003

Basic
1.	Opening no. of shares	314,542,800	31,45,40,000	314,542,800	314,540,000	314,540,000
2.	Total Shares outstanding	314,543,143	31,45,40,330	314,542,972	314,540,166	314,541,056
3.	Profit after Taxation before, Minority Interest and Before Extraordinary items (Rs. in lakhs )	13,354.91	9,559.31	24,558.92	16,780.30	37,313.51
4.	Profit after Taxation, Minority Interest and Non-recurring / Extraordinary items (Rs. in lakhs )	13,354.91	9,464.01	24,558.92	16,705.12	34,704.81
5.	EPS before Non-recurring / Extraordinary items and after Minority Interest	4.25	3.03	7.81	5.33	11.86
6.	EPS after Non-recurring/Extraordinary items and Minority Interest	4.25	3.01	7.81	5.31	11.03
Diluted
7	Stock options outstanding	331,583	668,370	303,047	673,953	848,829
8.	Total shares outstanding (including dilution)	314,874,726	31,52,08,700	314,846,019	315,214,119	315,389,885
9.	EPS before Non-recurring/Extraordinary items and Minority Interest	4.24	3.03	7.80	5.32	11.83
10.	EPS after Non-recurring/Extraordinary items and Minority Interest	4.24	3.00	7.80	5.30	11.00

Satyam Computer Services Limited

(j)	The aggregate amounts of the assets, liabilities, income and expenses related to Satyam’s share in joint venture companies that are consolidated from April 1, 2002 included in these financial statements as at September 30, 2003, is as follows:

	Rs. in Lakhs

					Year ended
	Quarter ended September 30		Half year ended September 30		March 31
	(Unaudited)		(Unaudited)		(Audited)
Description	2003	2002	2003	2002	2003

Income from Sales and Services	546.53	466.86	1,177.64	992.23	2,360.75
Other Income	(24.26)	(6.91)	(14.92)	(7.34)	(10.48)
Total	522.27	459.95	1,162.72	984.89	2,350.27

Personnel expenses	399.06	211.23	841.55	523.46	1,410.55
Other expenses	227.17	231.92	402.32	416.75	893.40
Interest	8.53	2.76	13.89	3.99	14.51
Depreciation	47.52	37.33	90.94	70.68	156.52
Total	682.27	483.25	1348.68	1,014.89	2,474.98

Net Profit	(160.00)	(23.30)	(185.97)	(30.00)	(124.71)

Secured Loans	360.54	145.75	360.54	145.75	88.00
Fixed Assets	236.70	265.25	236.70	265.25	282.93
Inventories	88.94	—	88.94	—	111.12
Sundry Debtors	729.93	324.30	729.93	324.30	770.90
Cash and Bank Balances	201.42	399.54	201.42	399.54	310.55
Loans and Advances	257.31	187.03	257.31	187.03	170.97
Current Liabilities	709.80	362.30	709.80	362.30	542.84
Provisions	27.72	6.85	27.72	6.85	9.07

(k)	Commitments and Contingencies

i.	Bank Guarantees outstanding Rs. 1,386.45 Lakhs (Rs. 1,621.48 Lakhs as at September 30, 2002 and Rs.1,664.92 Lakhs as at March 31, 2003).

ii.	Contracts pending execution on capital accounts, net of advances, Rs. 2,278.48 Lakhs (Rs. 1,275.97 Lakhs as at September 30, 2002 and Rs.2,110.70 Lakhs as at March 31, 2003).

iii.	Forward Contracts outstanding Rs. 25,981.58 Lakhs (Equivalent US$ 55,500,000) (Nil as at September 30, 2002 and Rs.1,449.88 lakhs (Equivalent US$ 4,000,000) Lakhs as at March 31, 2003).

(l)	Dividends

Dividends payable to equity shareholders are based on the net profit available for distribution as reported by Satyam Computer Services in its separate financial statements prepared in accordance with Indian GAAP. The net profit in accordance with the consolidated financial statements may, in certain years, either not be fully available or will be additionally available for distribution to equity shareholders. The net profit available for distribution to equity shareholders was Rs. 14,758.79 Lakhs, Rs. 11,815.55 Lakhs, Rs. 26,908.13 Lakhs, Rs. 22,660.06 Lakhs and Rs. 30,742.23 Lakhs for the quarter ended September 30, 2003, 2002, Half year ended September 30, 2003, 2002 and year ended March 31, 2003 respectively.

(m)	Reclassification

Figures for the corresponding period wherever necessary have been regrouped, recast, rearranged to conform to those of the current period.

Satyam Computer Services Limited

Consolidated Cash Flow Statement for the quarter and half year ended September 30, 2003

		Rs. in Lakhs

		Quarter Ended	Quarter Ended	Half Year Ended
		30.09.2003	30.09.2002	30.09.2003
		(Unaudited)	(Unaudited)	(Unaudited)

A.	Cash Flows from Operating Activities
	Net profit before Interest and Tax	14,035.29	8,603.12	26,112.12
	Depreciation and Amortization (including impairment of goodwill)	2,899.90	5,862.98	5,875.42
	Loss on sale of Fixed Assets	42.70	37.29	83.42
	Loss/(Profit) on sale of Long term Investments	(1,168.19)	—	(1,168.19)
	Provision for decrease in value of investments	—	—	—
	(Increase)/Decrease in Inventories	2.48	62.74	22.18
	(Increase)/Decrease in Sundry Debtors	(962.08)	(6,101.48)	(3,469.85)
	(Increase)/Decrease in Loans and Advances	(124.14)	(2,816.14)	(836.78)
	Increase/(Decrease) in Current Liabilities and Other Provisions	2,134.27	1,717.19	2,612.74
	Income Taxes Paid	(4,017.77)	(654.23)	(9,763.05)
	Exchange differences on translation of foreign currency cash and cash equivalents	517.30	1,175.48	1,092.91

	Net Cash Flow from Operating Activities	13,359.76	7,886.95	20,560.92

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(2,087.26)	(1,593.45)	(3,608.74)
	Purchase of Long Term Investments	(0.06)	89.15	(0.06)
	Purchase of Current Investments	—	—	—
	Proceeds from liquidation/sale of Long term Investment	1,975.82	—	2,002.13
	Proceeds from sale of Fixed Assets	21.81	243.97	40.28
	Proceeds from liquidation/sale of Long term Investment	—	—	—
	Long term deposits with scheduled banks	(20,891.25)	—	(20,891.25)
	Interest Income Received	494.76	217.50	944.71
	Proceeds from sale of Current Investments	0.51	—	3.27
	Interest on ADS Deposits	3.75	174.85	13.26

	Net Cash used for Investing Activities	(20,481.92)	(867.98)	(21,496.40)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital (net of issue expenses)	6.92	2.08	6.92
	Receipt of Share Application money pending allotment	5.33	—	5.33
	Proceeds from Secured Loans	413.35	132.88	807.24
	Repayment of Secured Loans	(189.05)	(44.18)	(437.58)
	Repayment of Unsecured Loan	(467.85)	—	(959.60)
	Financial Expenses Paid	(27.98)	(45.73)	(53.88)
	Dividends Paid	(7,806.56)	(2,516.32)	(7,806.56)

	Net Cash Flow from Financing Activities	(8,065.84)	(2,471.27)	(8,438.13)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(517.30)	(1,175.48)	(1,092.91)
	Net Increase in Cash and Cash equivalents during the year	(15,705.30)	3,372.22	(10,466.52)
	Cash and Cash equivalents at the beginning of the year	35,570.90	132,613.32	30,332.12

	Cash and Cash equivalents at the end of the year	19,865.60	135,985.54	19,865.60

	Supplementary Information
	Cash and Cash equivalents at the end of the year	164,011.12	135,485.54	164,011.12
	Add: Current Investments in Mutual Funds considered as cash equivalents	—	500.00	—
	Less: Long Term Deposits with Scheduled Banks considered as Investments	(144,145.52)	—	(144,145.52)

	Balance considered for Cash Flow Statement	19,865.60	135,985.54	19,865.60

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Half Year Ended	Year Ended
		30.09.2002	31.03.2003
		(Unaudited)	(Audited)

A.	Cash Flows from Operating Activities
	Net profit before Interest and Tax	12,554.76	34,211.49
	Depreciation and Amortization (including impairment of goodwill)	10,502.62	17,969.41
	Loss on sale of Fixed Assets	75.61	71.33
	Loss/(Profit) on sale of Long term Investments	25.25	(1,833.55)
	Provision for decrease in value of investments	3,161.13	3,361.13
	(Increase)/Decrease in Inventories	119.36	(42.21)
	(Increase)/Decrease in Sundry Debtors	(4,114.45)	(5,062.02)
	(Increase)/Decrease in Loans and Advances	(6,635.28)	(8,002.30)
	Increase/(Decrease) in Current Liabilities and Other Provisions	8,105.26	8,133.11
	Income Taxes Paid	(3,054.41)	(2,245.90)
	Exchange differences on translation of foreign currency cash and cash equivalents	978.47	1,568.15

	Net Cash Flow from Operating Activities	21,718.32	48,128.64

B.	Cash Flows from Investing Activities
	Purchase of Fixed Assets	(2,707.76)	(6,213.38)
	Purchase of Long Term Investments	(272.61)	(5,010.03)
	Purchase of Current Investments	—	(1,050.00)
	Proceeds from liquidation/sale of Long term Investment	—	—
	Proceeds from sale of Fixed Assets	274.33	171.56
	Proceeds from liquidation/sale of Long term Investment	—	1,939.80
	Long term deposits with scheduled banks	—	(123,254.27)
	Interest Income Received	469.97	1,243.10
	Proceeds from sale of Current Investments	—	1,050.59
	Interest on ADS Deposits	358.24	576.24

	Net Cash used for Investing Activities	(1,877.83)	(130,546.39)

C.	Cash Flows from Financing Activities
	Proceeds from issue of Share Capital (net of issue expenses)	2.08	5.00
	Receipt of Share Application money pending allotment	—	—
	Proceeds from Secured Loans	342.84	591.27
	Repayment of Secured Loans	(153.98)	(470.01)
	Repayment of Unsecured Loan	—	(475.40)
	Financial Expenses Paid	(98.72)	(190.50)
	Dividends Paid	(2,516.32)	(4,689.96)

	Net Cash Flow from Financing Activities	(2,424.10)	(5,229.60)

D.	Exchange differences on translation of foreign currency cash and cash equivalents	(978.47)	(1,568.15)
	Net Increase in Cash and Cash equivalents during the year	16,437.92	(89,215.50)
	Cash and Cash equivalents at the beginning of the year	119,547.61	119,547.62

	Cash and Cash equivalents at the end of the year	135,985.53	30,332.12

	Supplementary Information
	Cash and Cash equivalents at the end of the year	135,485.53	153,486.39
	Add: Current Investments in Mutual Funds considered as cash equivalents	500.00	100.00
	Less: Long Term Deposits with Scheduled Banks considered as Investments	—	(123,254.27)

	Balance considered for Cash Flow Statement	135,985.53	30,332.12

for and on behalf of the Board of Directors

B. Ramalinga Raju	B. Rama Raju
Chairman	Managing Director

V. Srinivas	G. Jayaraman
Director	Vice President (Corp. Affairs)
& Sr. Vice President - Finance	& Company Secretary)

Place : Secunderabad
Date : October 23, 2003